Exhibit 99.1

KNOREX LTD.

(Incorporated in the Cayman Islands with limited liability)

NOTICE OF HYBRID EXTRAORDINARY GENERAL MEETING

TO BE HELD ON WEDNESDAY, 24 JUNE 2026 SGT

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting (the “EGM”) of KNOREX Ltd. (the “Company”) will be held at 10:00 AM Singapore Time (SGT) on Wednesday, 24 June 2026 (10:00 PM Eastern Time on Tuesday, 23 June 2026).

To accommodate our shareholders, the EGM will be conducted in a hybrid format, allowing for both physical and virtual attendance:

●	Physical Venue: 21 Merchant Road, #04-01 Singapore 058267

●	Virtual Platform:

○	Access: Register using this link to receive the video conferencing access https://stctransfer.zoom.us/webinar/register/WN_mnvkMOvlTuGT4-_3kFkI8w Register by 10:00 AM SGT on Monday, 22 June 2026 to ensure timely access

○	For Corporate Shareholders: Authorized representative registering on behalf of a corporate shareholder may enter either the Company Name in the “First Name” field, or enter the authorized representative’s Name. Under the “Email” field, please key in the email on record.

○	For Individual Shareholders: Please key in your “First Name”, “Last Name” and the “Email” to register for the access.

Shareholders of record at the close of business on Friday, 12 June 2026 (SGT) (the “Record Date”) are entitled to receive notice of, attend, and vote at the EGM or any adjournments thereof. To vote by proxy, your proxy card must be received by the deadline stated herein.

PURPOSE OF THE MEETING

The EGM is being convened by the Board of Directors pursuant to Article 17.3 of the Company’s Memorandum and Articles of Association (M&AA) following the receipt and verification of a valid statutory requisition from shareholders holding not less than one-tenth (1/10) of the voting rights (on a one vote per share basis) in the share capital of the Company.

The meeting is called to consider and, if thought fit, pass the following resolutions, which will be proposed as Ordinary Resolutions:

AGENDA & ORDINARY RESOLUTIONS

RESOLUTION 1: REMOVAL OF DIRECTOR WILSON CHANDRA

RESOLVED AS AN ORDINARY RESOLUTION that Mr. Wilson Chandra be and is hereby removed from office as a Director of the Company with immediate effect upon the passage of this resolution at this EGM.

RESOLUTION 2: ELECTION AND APPOINTMENT OF DIRECTOR

RESOLVED AS AN ORDINARY RESOLUTION that Mr. Kai Zhong be and is hereby elected and appointed as a Director of the Company with immediate effect upon the passage of this resolution.

RESOLUTION 3: ELECTION AND APPOINTMENT OF DIRECTOR

RESOLVED AS AN ORDINARY RESOLUTION that Mr. Lu Liu be and is hereby elected and appointed as a Director of the Company with immediate effect upon the passage of this resolution.

RESOLUTION 4: ELECTION AND APPOINTMENT OF DIRECTOR

RESOLVED AS AN ORDINARY RESOLUTION that Mr. Truong Vinh Phu Le be and is hereby elected and appointed as a Director of the Company with immediate effect upon the passage of this resolution.

By Order of the Board

Khar Heng Choo

Chairman

Date: 12 June 2026 (SGT)

IMPORTANT NOTES REGARDING VOTING AND PROXIES

1. Record Date and Voting Eligibility

The Board of Directors has fixed the close of business on Friday, 12 June 2026 (SGT) as the Record Date. Only shareholders entered on the Company’s Register of Members maintained by our Transfer Agent--- Securities Transfer Corporation (STC), or beneficial owners holding shares in “street name” through a broker or bank via the Depository Trust Company (DTC) network as of the Record Date, are entitled to vote.

2. Hybrid Attendance Options

●	Attending Physically: Registered holders and proxies wishing to attend the physical session of the EGM at the Physical Venue are requested to arrive at the venue at least 15 minutes prior to the meeting time for verification against the Register of Members.
●	Attending Virtually: Shareholders attending the EGM via the Virtual Platform will be able to listen to the proceedings live and cast their ballots electronically in real-time.

3. Voting Structure and Share Classes

Pursuant to Article 19.9 of the Company’s M&AA, voting on the resolutions will be conducted via a formal poll as demanded by the chairman. Pursuant to Article 20.1 of the Company’s M&AA, the voting power of the Company’s shares is structured as follows:

●	Class A Ordinary Shares: Entitled to one (1) vote per share.
●	Class B Ordinary Shares: Entitled to five (5) votes per share.

4. Proxies and Voting Instructions

A shareholder entitled to attend and vote at the EGM is entitled to appoint a proxy to attend and vote in his place. A proxy need not be a shareholder of the Company. Under the Company’s M&AA, the instrument appointing a proxy shall be deposited not less than 48 hours before the EGM. Accordingly, all proxy votes must be received by STC on or before 10:00 AM SGT on Monday, 22 June 2026 (10:00 PM Eastern Time on Sunday, 21 June 2026).

Shareholders who attend the EGM (physically or virtually) and vote live will override any previously submitted proxy. Submitting a proxy does not prevent you from attending and voting in person.

5. Quorum Requirements

Pursuant to Article 19.2 of the Company’s M&AA, the quorum necessary for the transaction of business at the EGM shall be at least one or more shareholders present in person or by proxy holding not less than one-third of all votes attaching to all shares in issue and entitled to vote at the meeting. Pursuant to Article 19.3 of the Company’s M&AA, if a quorum is not present within half an hour from the time appointed for the meeting, the meeting shall be dissolved.

6. Corporate Representatives

Any corporation which is a shareholder of the Company may, by resolution of its directors or other governing body, authorize such person as it thinks fit to act as its representative at the EGM. The person so authorized shall be entitled to exercise the same powers on behalf of the corporation which he or she represents as that corporation could exercise if it were an individual shareholder of the Company.

7. Right to be Heard

Pursuant to Article 23.6 of the M&AA, Director Mr. Wilson Chandra will be served with a copy of this Notice not less than ten (10) calendar days prior to the EGM and is entitled to attend the hybrid session (either physically or virtually) and be heard on the motion for his removal prior to the vote being executed.